FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 2, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West © Nomura (US GAAP) July 2018 Consolidated Results of Operations First quarter, year ending March 2019 Nomura Holdings, Inc.

Outline Presentation Financial Supplement Executive summary (p. 2) Overview of results (p. 3) Business segment results (p. 4) Retail (p. 5-6) Asset Management (p. 7-8) Wholesale (p. 9-11) Non-interest expenses (p. 12) Robust financial position (p. 13) Funding and liquidity (p. 14) Consolidated balance sheet (p. 16) Value at risk (p. 17) Consolidated financial highlights (p. 18) Consolidated income (p. 19) Main revenue items (p. 20) Consolidated results: Income (loss) before income taxes by segment and region (p. 21) Segment “Other” (p. 22) Retail related data (p. 23-26) Asset Management related data (p. 27-28) Wholesale related data (p. 29) Number of employees (p. 30)

Executive summary

NOMURA

FY2018/19 1Q highlights

- **Retail and Asset Management delivered resilient performance, while a slowdown in Wholesale, mainly due to Fixed Income, and a loss booked in Other led to a decline in Group earnings**

- Net revenue:	Y272.0bn	(-28% QoQ; -25% YoY)
- Income before income taxes:	Y13.6bn	(-71% QoQ; -82% YoY)
- Net income[1]:	Y5.2bn	(-77% QoQ; -91% YoY)
- ROE[2]:	0.8%	(FY17/18 4Q: 3.2%; FY17/18 1Q: 8.1%)
- EPS[3] :	Y1.50	(FY17/18 4Q: Y6.56; FY17/18 1Q: Y15.77)

- **Three segment income before income taxes declined 70% QoQ to Y22.8bn**

Retail

- Retail clients remained on the sidelines on concerns over US-China trade friction; Marked decline in trading of stocks and softer sales of investment trusts
- Recurring revenue cost coverage ratio climbed to 31% as client assets in discretionary investments increased on net inflows and lower costs

Asset Management

- Solid business performance with continued inflows and market factors helping lift AuM to record high of Y50.8trn
- Although the value of ACI stocks increased, related gains were lower QoQ

Wholesale

- Fixed Income revenues declined due to uncertain market conditions and an adjustment in emerging markets, while Equities and Investment Banking reported lower revenues compared to a strong 4Q
- Expenses declined QoQ, but not enough to offset drop in revenues resulting in loss before income taxes

Income before income taxes and net income[1]



Firm-wide
(billions of yen)
Income before income taxes
Net income
77.4
56.9
83.0
51.9
120.8
88.0
46.9
22.7
13.6
5.2
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q



Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
63.8
63.0
66.2
76.9
22.8
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q

1. *Net income attributable to Nomura Holdings shareholders.*
2. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
3. *Diluted net income attributable to Nomura Holdings shareholders per share.*

2

Overview of results Highlights (billions of yen, except EPS and ROE) FY2018/19 FY2017/18 FY2017/18 QoQ YoY 1Q 4Q 1Q Net revenue 272.0 378.0 -28% 360.8 -25% Non-interest expenses 258.4 331.1 -22% 283.4 -9% Income before income taxes 13.6 46.9 -71% 77.4 -82% Net income1 5.2 22.7 -77% 56.9 -91% EPS 2 Y1.50 Y6.56 -77% Y15.77 -90% ROE 3 0.8% 3.2% 8.1% 1. Net income attributable to Nomura Holdings shareholders. 3 2. Diluted net income attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes FY2018/19 FY2017/18 FY2017/18 (billions of yen) QoQ YoY 1Q 4Q 1Q Net revenue Retail 92.8 98.2 -5% 101.7 -9% Asset Management 26.1 27.3 -5% 28.1 -7% Wholesale 137.3 211.4 -35% 179.3 -23% Subtotal 256.2 336.9 -24% 309.1 -17% Other * 13.8 46.2 -70% 51.7 -73% Unrealized gain (loss) on investments in equity securities held for operating purposes 2.0 -5.0—0.0— Net revenue 272.0 378.0 -28% 360.8 -25% Income Retail 19.9 21.4 -7% 24.9 -20% (loss) before Asset Management 10.3 11.3 -9% 13.6 -24% income taxes Wholesale -7.4 44.2—25.4— Subtotal 22.8 76.9 -70% 63.8 -64% Other * -11.2 -25.0—13.6— Unrealized gain (loss) on investments in equity securities held for operating purposes 2.0 -5.0—0.0— Income before income taxes 13.6 46.9 -71% 77.4 -82% *Additional information on Other (1Q) Loss on changes to own and counterparty credit spread relating to Derivatives (Y2.2bn) 4

NOMURA

Retail

Net revenue and income before income taxes

(billions of yen)

	FY2017/18				FY18/19	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	101.7	101.8	111.3	98.2	**92.8**	-5%	-9%
Non-interest expenses	76.8	76.2	80.0	76.7	**72.9**	-5%	-5%
Income before income taxes	24.9	25.5	31.3	21.4	**19.9**	-7%	-20%

Key points

- Net revenue: Y92.8bn (-5% QoQ; -9% YoY)
- Income before income taxes: Y19.9bn (-7% QoQ; -20% YoY)
- Net revenue and income before income taxes both down QoQ
  - Retail clients remained on the sidelines on concerns over US-China trade friction; Marked decline in trading of stocks and softer sales of investment trusts
  - Expenses declined as a result of lower marketing costs and IT system depreciation expenses

	Jun / 1Q	Mar / 4Q
Client franchise		
- Retail client assets	Y118.6trn	Y117.7trn
- Accounts with balance	5.32m	5.32m
- NISA accounts opened (accumulated)[1]	1.65m	1.64m
- Net inflows of cash and securities[2]	-Y36.5bn	-Y196.1bn

Total sales[3]

(billions of yen)


Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
4,000
3,000
2,000
1,000
0
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q

Total sales[3] down 19% QoQ

- Stocks: -33% QoQ
  - Trading volume of secondary stocks dropped from strong prior quarter
  - Decline in subscriptions for primary stocks[4] (Y47.5bn; -34% QoQ)
- Investment trusts: -5% QoQ
  - Sluggish sales of investment trusts, but inflows into US and China stock related products
- Bonds: Y615.8bn; +6% QoQ
  - Stronger sales of JGBs for individual investors (Y312.2bn; +39% QoQ)
  - Sales of foreign bonds declined from last quarter which included strong contribution from primary issuances
- Discretionary investment and insurance sales up 8% QoQ

1. *Includes Junior NISA.*
2. *Cash and securities inflows minus outflows, excluding regional financial institutions.*
3. *Retail channels only.*
4. *Retail channels, Net & Call, and Hotto Direct.*

5

Retail: Steady growth in recurring revenue Recurring revenue (billions of yen) Recurring revenue (annualized, adjusted basis) Recurring revenue cost coverage ratio (rhs) Annualized recurring revenue of Y90.4bn up marginally QoQ 31% – Discretionary investments AuM increased driven by net inflows 100.0 29% 28% 28% – Lower expenses also helped lift recurring revenue cost coverage ratio to 26% 30% 80.0 31% Jun / 1Q Mar / 4Q 20% 60.0 Recurring revenue Y22.5bn Y22.2bn 84.4 89.2 90.0 90.4 80.9 1 Y114.0bn 10% – Investment trust net inflows -Y23.9bn 40.0 – Discretionary investment net inflows1 Y57.8bn Y58.8bn 20.0 0% FY2017/18 FY2018/19 Sales of insurance products2 Y51.7bn Y43.1bn 1Q 2Q 3Q 4Q 1Q Discretionary investment AuM Inflows of cash and securities (Retail channels) (billions of yen) 1 (billions of yen) Quarterly net inflows 2,800 2,716.2 500 459 2,682.2 2,662.8 57.8 404 2,557.9 79.4 58.8 376 365 2,600 400 354 2,509.1 308 321 27.6 282 20.7 300 2,400 200 2,200 100 2,000 0 FY2017/18 FY2018/19 FY2017/18 FY2018/19 1Q / Jun 2Q / Sep 3Q / Dec 4Q / Mar 1Q / Jun 1Q 2Q 3Q 4Q 1Q (monthly (monthly (monthly (monthly (monthly April May Jun average) average) average) average) average) 6 1. Retail channels and Japan Wealth Management Group. 2. Retail channels only.

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)

	FY2017/18				FY18/19	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	28.1	35.4	36.5	27.3	**26.1**	-5%	-7%
Non-interest expenses	14.5	15.0	15.7	16.0	**15.8**	-1%	9%
Income before income taxes	13.6	20.5	20.8	11.3	**10.3**	-9%	-24%

Assets under management (net)[2]



(trillions of yen)
Investment trust business
Investment advisory business
46.1
15.3
30.8
48.0
15.9
32.1
50.7
16.4
34.3
50.0
15.9
34.1
50.8
16.2
34.7
FY2017/18
FY2018/19
Jun
Sep
Dec
Mar
Jun

Key points

- Net revenue: Y26.1bn (-5% QoQ; -7% YoY)
- Income before income taxes: Y10.3bn (-9% QoQ; -24% YoY)
  - Solid business performance: Continued inflows combined with market factors to lift assets under management to record high
  - Although the value of ACI stocks increased, related gains were lower QoQ

Investment trust business

- Inflows into privately placed funds for regional financial institutions and ETFs
- Publicly offered funds (excl. ETFs) continued to book inflows into funds delivering steady performance such as the Nomura PIMCO World Income Strategy Fund, but reported overall outflows

Top 2 publicly offered funds (excl. ETFs) by inflows in 1Q
- Nomura PIMCO World Income Strategy Fund: Y24.1bn
- Nomura Fund Wrap Bond Premier: Y13.5bn

Investment advisory and international businesses

- Ongoing inflows from public and private pension funds in Japan
- Internationally, US high-yield products and UCITS[3] funds booked inflows

1. *Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.* 2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures for June 2018 do not include Nomura Fund Research and Technologies.*
3. *Undertakings for Collective Investment in Transferable Securities.*

7

Asset Management:
UCITS fund client base expanding and AuM growing

NOMURA

Flow of funds[1]



(billions of yen)
Investment trust business
Investment advisory business
1,500
1,000
500
0
-500
230
316
-86
982
886
96
718
773
-55
1,404
248
1,156
372
263
109
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q

Nomura Asset Management public investment trust market share[2]



28.0%
26.0%
24.0%
26.2%
26.4%
26.9%
27.4%
27.3%
FY2017/18
FY2018/19
Jun
Sep
Dec
Mar
Jun

Flow of funds in investment trust business[1]



(billions of yen)
Investment trust business (excl. ETFs)
MRF etc.
Other investment trusts (excl. ETFs)
ETFs
2,000
1,500
1,000
500
0
-500
-1,000
132
183
-19
906
580
193
-584
1,740
116
147
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q

Growth in UCITS[3] fund AuM

- Steady growth in UCITS fund assets under management
- Increasing client base outside Europe
  - Assets under management from Latin America, Middle East, and Asia are increasing
- Higher AuM driven by broader product offering
  - Inflows into high-yield bonds, global bonds, India stocks and other products



UCITS fund AuM
Note: Indexed, Jun 2017 = 100
Europe
Out of Europe
100
104
110
114
117
FY2017/18
FY2018/19
Jun
Sep
Dec
Mar
Jun

1. *Based on assets under management (net).*
2. *Source: The Investment Trusts Association, Japan.*
3. *Undertakings for Collective Investment in Transferable Securities.*

8

Wholesale

NOMURA

Net revenue[1] and income (loss) before income taxes[2]

(billions of yen)

	FY2017/18				FY18/19	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	152.2	133.3	137.6	180.0	**112.2**	-38%	-26%
Investment Banking	27.1	25.6	28.1	31.4	**25.1**	-20%	-7%
Net revenue	179.3	159.0	165.6	211.4	**137.3**	-35%	-23%
Non-interest expenses	154.0	142.0	151.6	167.2	**144.7**	-13%	-6%
Income (loss) before income taxes	25.4	17.0	14.0	44.2	**-7.4**	-	-

Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
55.3
44.4
22.9
56.7
48.3
30.8
24.3
55.6
53.2
27.6
18.5
66.4
68.1
48.1
32.1
63.0
49.9
29.2
16.7
41.5
Americas
EMEA
AEJ
Japan
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y137.3bn (-35% QoQ; -23% YoY)
- Loss before income taxes: -Y7.4bn

- Subdued revenue performance
  - Fixed Income revenues declined QoQ on the back of uncertain market conditions and an adjustment in emerging markets, while Equities revenues were impacted by lower trading volumes
  - Investment Banking revenues slowed from strong previous quarter
- Expenses declined but not enough to offset revenue slowdown, leading to quarterly loss before income taxes

Net revenue by region (QoQ; YoY)

- Americas: Y49.9bn (-27%; -10%)
  - Global Markets revenues declined QoQ on a slowdown in spread products; Equities revenues were resilient but down from a strong prior quarter
  - Resilient performance in Investment Banking

- Japan: Y41.5bn (-34%; -27%)
  - Equities slowed from strong previous quarter and Fixed Income reported subdued revenue performance in Rates business

- EMEA: Y29.2bn (-39%; -34%)
  - Slower quarter for Fixed Income; Equities revenues down from last quarter
  - In Investment Banking, revenues from M&A and M&A-related financing declined QoQ

- AEJ: Y16.7bn (-48%; -27%)
  - Fixed Income revenues slowed QoQ due mainly to Emerging Markets and Credit

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q both declined by 4.6 billion yen.*

9

NOMURA

Wholesale: Global Markets

Net revenue[1,2]


(billions of yen)
Equities
Fixed Income
152.2
58.5
93.8
133.3
57.9
75.5
137.6
60.9
76.7
180.0
84.4
95.7
112.2
54.5
57.7
QoQ -38%
YoY -26%
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q

FY2018/19 1Q net revenue by region


YoY
Global Markets
QoQ
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y112.2bn (-38% QoQ; -26% YoY)
  - Global Markets revenues declined QoQ amid uncertain market conditions, an adjustment in emerging markets and a drop in trading volumes

Fixed Income

- Net revenue: Y57.7bn (-40% QoQ; -38% YoY)
  - Rates and G10 FX slowed down and outflows from emerging markets impacted EM business as well
  - Credit and Securitized Products revenues declined mainly due to widening of credit spreads

Equities

- Net revenue: Y54.5bn (-35% QoQ; -7% YoY)
  - Lower market volumes impacted revenues in Cash Equities, while Derivatives revenues remained resilient albeit declining from a strong previous quarter

- **Americas**: In Fixed Income, revenue remained resilient in Rates but declined in Credit and Securitized Products; Equities reported slower revenues in both Derivatives and Cash Equities compared to a strong previous quarter
- **EMEA**: Revenues declined in Credit, Rates, FX and Emerging Markets
- **AEJ**: In Fixed Income, Emerging Markets and Credit reported lower revenues, while Equities revenues slowed on the back of lower market volumes
- **Japan**: Fixed Income revenues increased in Credit but declined in Rates due to low client activity, while Equities reported lower revenues in both Derivatives and Cash Equities compared to a strong previous quarter

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q both declined by 4.6 billion yen.*

10

NOMURA

Wholesale: Investment Banking

Cross-border deals

Net revenue[1]


(billions of yen)
27.1
25.6
28.1
31.4
25.1
QoQ -20%
YoY -7%
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y25.1bn (-20% QoQ; -7% YoY)
  - Revenues declined from last quarter, the strongest in nine quarters
  - A solid performance in Solutions business partially offset weaker performance in M&A and M&A-related financing
  - Japan
    - ✓ Solutions business revenues declined from a strong prior quarter
    - ✓ Solid M&A business momentum driven by high-profile cross-border deal
    - ✓ DCM had another firm quarter as the environment for issuers remained favorable
  - International
    - ✓ Revenues from M&A-related financing and refinancing transactions slowed QoQ
    - ✓ Solid revenues from Solutions business driven by closer collaboration with Global Markets

Cross-border mandates

M&A etc.

- Closer cross-regional collaboration has resulted in multiple high-profile mandates including largest-ever cross-border acquisition by a Japanese company (Takeda acquisition of Shire)

Takeda Pharmaceutical's acquisition of Shire (Ireland) (€62bn)

PSP Investment (Canada) and EQT Partners (Sweden)'s acquisition of Azelis (Belgium) held by Apax Partners (UK) (Undisclosed)

Sale of partial stake in Guangdong Techpool Bio-Pharma held by **Takeda Pharmaceutical** to Shanghai Pharma HD (China) and SFund (China) (CNY1.8bn)

Investment by investor group including Softbank Vision Fund in **Full Truck Alliance** (China) owned by Man Bang Group (China) (CNY12bn)

Mitsui Sumitomo Insurance Company's acquisition of partial stake in BoComm Life Insurance Company (China) (CNY4.3bn)

Refinancing of Hub International (US) owned by **Hellman and Friedman** (US) ($5.2bn)

Tokio Marine & Nichido Fire Insurance Company's acquisition of Safety Insurance (Thailand) and PT Asuransi Parolamas (Indonesia) held by IAG (Australia) (A$525mn)

ECM / DCM

- Continuing to support our clients' global financing needs

MTG IPO (Y46.0bn)

Lloyds Banking Group (UK) Samurai Bond (Y169.0bn)

IndoStar Capital Finance (India) IPO (INR19bn)

Fast Retailing Wholesale Bond (Y250.0bn)

IADB Global Benchmark Bond ($4.0bn)

Softbank Retail and Wholesale Bond (Y450.0bn)

11

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*

Non-interest expenses

NOMURA

Full year | Quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,080.4
1,168.8
283.4
268.5
285.9
331.1
258.4
(billions of yen)
400
300
200
100
0

	FY2016/17	FY2017/18	FY2017/18 1Q	FY2017/18 2Q	FY2017/18 3Q	FY2017/18 4Q	FY2018/19 1Q	QoQ
Compensation and benefits	496.4	530.6	136.2	122.0	131.4	141.0	**127.7**	**-9.4%**
Commissions and floor brokerage[1]	94.5	99.9	23.8	25.2	25.3	25.6	**20.9**	**-18.2%**
Information processing and communications	175.3	184.8	44.6	47.3	49.0	43.9	**41.0**	**-6.7%**
Occupancy and related depreciation	69.8	67.9	17.1	17.2	16.8	16.8	**16.4**	**-2.7%**
Business development expenses	35.1	36.8	8.4	7.8	9.8	10.7	**8.9**	**-17.1%**
Other	209.3	248.9	53.3	48.9	53.6	93.1	**43.5**	**-53.3%**
Total	1,080.4	1,168.8	283.4	268.5	285.9	331.1	**258.4**	**-22.0%**

Key points

- Non-interest expenses: Y258.4bn (-22% QoQ)
- Group expenses declined mainly in Other as a result of the deconsolidation of Asahi Fire & Marine Insurance
- Other key factors include:
  - Compensation and benefits (-9% QoQ)
    - ✓ Bonus provisions declined in line with pay for performance
  - Commissions and floor brokerage (-18% QoQ)
    - ✓ Due to change of accounting policy
  - Business development expenses (-17% QoQ)
    - ✓ Lower marketing costs
  - Other (-53% QoQ)
    - ✓ Absence of provisions for legacy transactions booked in 4Q

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q both declined by 4.6 billion yen.*

12

Robust financial position

NOMURA

Balance sheet related indicators[1] and capital ratios

	Mar 2018	Jun 2018
■ Total assets	Y40.3trn	Y42.8trn
■ Shareholders' equity	Y2.7trn	Y2.8trn
■ Gross leverage	14.7x	15.3x
Net leverage[2]	8.8x	9.1x
■ Level 3 assets[3] (net)	Y0.5trn	Y0.5trn
■ Liquidity portfolio	Y4.6trn	Y5.1trn

(billions of yen)

Basel 3 basis	Mar 2018	Jun 2018[3]
Tier 1 capital	2,666	2,708
Tier 2 capital	66	61
Total capital	2,733	2,769
RWA	15,122	15,831
Tier 1 capital ratio	17.6%	17.1%
CET 1 capital ratio[4]	16.5%	16.0%
Consolidated capital adequacy ratio	18.0%	17.4%
Consolidated leverage ratio[5]	4.77%	4.59%
HQLA[6]	Y4.0trn	Y4.1trn
LCR[6]	153.6%	184.8%

RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
18.1%
17.4%
17.3%
16.5%
16.0%
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2017/18
FY2018/19
Jun
Sep
Dec
Mar
Jun

Level 3 assets[3] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
16%
16%
18%
18%
18%
FY2017/18
FY2018/19
Jun
Sep
Dec
Mar
Jun

1. Balance sheet as of Mar 2018 was revised. Please refer to page 16 for further details.
2. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
3. June 2018 is preliminary.
4. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
5. Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
6. Daily average for each quarter.

13

Funding and liquidity

NOMURA

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y5.1trn, or 12% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of June 2018)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 18%
Long-term debt due within 1yr, 5%
Long-term debt, 77% Average maturity 5.7 years[3]
International 26%
Japan 74%
Loans (incl. subordinated)
Bank lending market
Euro MTN/Yen, retail bonds, etc.
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

14

Financial Supplement

Consolidated balance sheet

Consolidated balance sheet[1]

(billions of yen)	Mar 31, 2018	June 30, 2018	Increase (Decrease)
Assets			
Total cash and cash deposits	2,959	**3,060**	101
Total loans and receivables	3,875	**3,479**	-397
Total collateralized agreements	16,238	**17,398**	1,160
Total trading assets[2] and private equity investments	14,980	**16,596**	1,616
Total other assets	2,292	**2,296**	4
Total assets	40,344	**42,828**	2,485

	Mar 31, 2018	June 30, 2018	Increase (Decrease)
Liabilities			
Short-term borrowings	743	**1,029**	286
Total payables and deposits	3,568	**4,139**	571
Total collateralized financing	16,697	**18,460**	1,763
Trading liabilities	8,203	**8,246**	43
Other liabilities	951	**780**	-171
Long-term borrowings	7,383	**7,329**	-53
Total liabilities	37,544	**39,983**	2,439
Equity			
Total NHI shareholders' equity	2,749	**2,797**	48
Noncontrolling interest	51	**48**	-3
Total liabilities and equity	40,344	**42,828**	2,485

1. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura's consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura's consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation. Also, daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura's consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation. 2. Including securities pledged as collateral.

16

Value at risk Definition From April 1, 2018, to June 30, 2018 (billions of yen)—99% confidence level—Maximum: 6.1—1-day time horizon for outstanding portfolio—Minimum: 3.6—Inter-product price fluctuations considered—Average: 4.7 (billions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Jun Sep Dec Mar Jun Equity 0.7 1.2 0.9 0.8 1.2 1.2 2.2 Interest rate 2.7 3.1 2.5 3.0 2.7 3.1 2.9 Foreign exchange 1.7 3.2 1.8 2.1 2.6 3.2 2.3 Sub-total 5.0 7.5 5.2 5.9 6.5 7.5 7.4 Diversification benefit -1.7 -1.1 -1.7 -1.7 -1.3 -1.1 -2.9 VaR 3.3 6.4 3.5 4.3 5.2 6.4 4.5 17

Consolidated financial highlights Full year Quarter (billions of yen) (billions of yen) 100 9.3% 10% 300 10% 8.7% 7.9% 8.1% 7.7% 7.9% Net income 8% 80 8% attributable to Nomura Holdings, 200 Inc. (‘‘NHI’’) 6% 60 88.0 6% 239.6 shareholders 4% 40 4% ROE(%) 100 219.3 56.9 2% 20 51.9 0.8% 2% 22.7 5.2 0 0% 0 0% FY2017/18 FY2018/19 FY2016/17 FY2017/18 1Q 2Q 3Q 4Q 1Q Net revenue 1,403.2 1,497.0 360.8 351.5 406.6 378.0 272.0 Income before income taxes 322.8 328.2 77.4 83.0 120.8 46.9 13.6 Net income attributable to Nomura Holdings, Inc. 239.6 219.3 56.9 51.9 88.0 22.7 5.2 (“NHI”) shareholders Total NHI shareholders’ equity 2,789.9 2,749.3 2,847.0 2,836.2 2,841.7 2,749.3 2,797.2 ROE (%)1 8.7% 7.9% 8.1% 7.7% 9.3% 7.9% 0.8% Basic-Net income attributable to NHI 67.29 63.13 16.07 14.70 25.55 6.68 1.54 shareholders per share (yen) Diluted-Net income attributable to NHI 65.65 61.88 15.77 14.45 25.12 6.56 1.50 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 790.70 810.31 802.63 813.57 835.72 810.31 822.88 18 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

NOMURA

(billions of yen)	Full year		Quarter				
	FY2016/17	FY2017/18	FY2017/18				FY2018/19
			1Q	2Q	3Q	4Q	1Q
Revenue							
Commissions[1]	327.1	373.3	91.0	85.3	101.7	95.4	**79.5**
Fees from investment banking	92.6	101.7	22.7	27.1	29.3	22.6	**24.0**
Asset management and portfolio service fees	216.5	245.6	58.3	61.2	63.8	62.3	**63.0**
Net gain on trading	475.6	442.9	120.5	88.4	87.7	146.3	**71.9**
Gain (loss) on private equity investments	1.4	-0.9	0.4	-0.3	-2.4	1.5	**0.6**
Interest and dividends	441.0	585.7	134.4	141.6	161.4	148.2	**169.6**
Gain (loss) on investments in equity securities	7.7	2.7	0.1	3.1	4.5	-5.0	**2.1**
Other	153.6	221.2	40.6	56.0	84.6	39.9	**20.5**
Total revenue	1,715.5	1,972.2	467.9	462.4	530.6	511.2	**431.0**
Interest expense	312.3	475.2	107.1	110.9	124.0	133.2	**159.0**
Net revenue	1,403.2	1,497.0	360.8	351.5	406.6	378.0	**272.0**
Non-interest expenses[1]	1,080.4	1,168.8	283.4	268.5	285.9	331.1	**258.4**
Income before income taxes	322.8	328.2	77.4	83.0	120.8	46.9	**13.6**
Net income attributable to NHI shareholders	239.6	219.3	56.9	51.9	88.0	22.7	**5.2**

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q both declined by 4.6 billion yen.*

19

Main revenue items Full year Quarter FY2017/18 FY2018/19 (billions of yen) FY2016/17 FY2017/18 1Q 2Q 3Q 4Q 1Q Stock brokerage commissions1 210.0 243.8 57.0 54.6 68.4 63.8 50.2 Other brokerage commissions 15.1 17.0 3.4 3.2 4.3 6.0 4.1 Commissions Commissions for distribution of investment trusts 75.1 85.7 23.2 20.9 22.1 19.5 17.8 Other 26.9 26.9 7.3 6.6 6.9 6.2 7.3 Total 327.1 373.3 91.0 85.3 101.7 95.4 79.5 Equity underwriting and distribution 22.4 23.2 3.5 10.5 5.2 4.1 5.8 Bond underwriting and distribution 16.9 16.3 3.6 4.4 4.9 3.4 6.2 Fees from M&A / Financial advisory fees 34.4 39.3 8.3 8.2 13.7 9.1 7.3 investment banking Other 18.9 22.9 7.3 4.0 5.5 6.0 4.7 Total 92.6 101.7 22.7 27.1 29.3 22.6 24.0 Asset management Asset management fees 148.7 170.4 39.9 42.5 43.9 44.1 43.6 Administration fees 50.2 57.9 14.0 14.3 15.5 14.1 15.2 and portfolio service Custodial fees 17.6 17.3 4.4 4.4 4.3 4.2 4.1 fees Total 216.5 245.6 58.3 61.2 63.8 62.3 63.0 1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 Revenue from Contracts with Customers and revenues and expenses related to certain Execution Services transactions are now shown 20 as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q both declined by 4.6 billion yen.

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2016/17	FY2017/18	FY2017/18				FY2018/19
			1Q	2Q	3Q	4Q	1Q
Retail	74.8	103.1	24.9	25.5	31.3	21.4	**19.9**
Asset Management[1]	42.3	66.2	13.6	20.5	20.8	11.3	**10.3**
Wholesale	161.4	100.6	25.4	17.0	14.0	44.2	**-7.4**
Three business segments total	278.6	269.9	63.8	63.0	66.2	76.9	**22.8**
Other[1]	37.6	56.4	13.6	17.3	50.4	-25.0	**-11.2**
Segments total	316.2	326.3	77.4	80.3	116.6	51.9	**11.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	6.6	1.9	0.0	2.7	4.2	-5.0	**2.0**
Income (loss) before income taxes	322.8	328.2	77.4	83.0	120.8	46.9	**13.6**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2016/17	FY2017/18	FY2017/18				FY2018/19
			1Q	2Q	3Q	4Q	1Q
Americas	50.0	-8.8	7.9	-1.5	10.8	-26.0	**-1.7**
Europe	14.4	-14.7	2.2	-1.4	-16.5	0.9	**-5.2**
Asia and Oceania	23.7	22.8	5.3	3.7	7.4	6.4	**-0.8**
Subtotal	88.1	-0.7	15.5	0.9	1.7	-18.7	**-7.7**
Japan	234.7	328.8	62.0	82.2	119.1	65.6	**21.3**
Income (loss) before income taxes	322.8	328.2	77.4	83.0	120.8	46.9	**13.6**

1. *From FY2018/19 1Q, Nomura Funds Research and Technologies has been moved from Asset Management to segment Other.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2018). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment Other Income (loss) before income taxes Full year Quarter (billions of yen) 80.0 56.4 50.4 60.0 37.6 40.0 13.6 17.3 20.0 0.0 -20.0 -11.2 -40.0 -25.0 1 2 1 2 3 4 5 FY2017/18 FY2018/19 FY2016/17 FY2017/18 1Q 2Q 3Q 4Q 1Q Net gain (loss) related to economic -7.3 -6.5 -0.7 0.6 -8.0 1.7 -13.8 hedging transactions Realized gain (loss) on investments in equity 1.1 0.8 0.0 0.3 0.4 0.0 0.0 securities held for operating purposes Equity in earnings of affiliates 32.3 34.2 7.0 8.4 7.8 11.0 6.6 Corporate items -6.4 -41.9 0.2 1.6 -3.4 -40.2 -2.5 Others 17.9 69.7 7.0 6.4 53.7 2.6 -1.6 Income (loss) before income taxes 37.6 56.4 13.6 17.3 50.4 -25.0 -11.2 22

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2016/17	Full year FY2017/18	Quarter FY2017/18 1Q	2Q	3Q	4Q	FY2018/19 1Q	QoQ	YoY
Commissions	171.8	192.7	47.3	43.8	54.1	47.5	**40.8**	**-14.2%**	**-13.7%**
Of which, stock brokerage commission	62.8	82.2	18.0	17.2	25.4	21.7	**16.8**	**-22.3%**	**-6.2%**
Of which, commissions for distribution of investment trusts	82.3	87.1	23.7	21.3	22.6	19.5	**18.5**	**-5.0%**	**-21.9%**
Sales credit	85.3	91.5	24.5	25.7	23.8	17.5	**18.9**	**8.3%**	**-22.6%**
Fees from investment banking and other	27.3	26.0	5.8	7.5	6.6	6.1	**6.0**	**-2.5%**	**2.9%**
Investment trust administration fees and other	81.8	93.6	22.3	23.0	24.2	24.0	**24.4**	**1.6%**	**9.2%**
Net interest revenue	8.3	9.2	1.8	1.8	2.6	3.0	**2.8**	**-8.8%**	**54.3%**
Net revenue	374.4	412.9	101.7	101.8	111.3	98.2	**92.8**	**-5.4%**	**-8.7%**
Non-interest expenses	299.6	309.8	76.8	76.2	80.0	76.7	**72.9**	**-5.0%**	**-5.1%**
Income before income taxes	74.8	103.1	24.9	25.5	31.3	21.4	**19.9**	**-6.9%**	**-20.0%**
Domestic distribution volume of investment trusts[1]	3,376.3	3,610.5	944.0	886.0	905.3	875.3	**747.6**	**-14.6%**	**-20.8%**
Bond investment trusts	0.2	0.0	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	2,955.3	3,198.6	860.5	790.8	820.6	726.8	**669.1**	**-7.9%**	**-22.2%**
Foreign investment trusts	420.8	411.9	83.5	95.2	84.7	148.5	**78.5**	**-47.1%**	**-6.0%**
Other									
Accumulated value of annuity insurance policies	2,941.5	3,094.5	2,975.3	3,006.2	3,057.6	3,094.5	**3,139.0**	**1.4%**	**5.5%**
Sales of JGBs for individual investors (transaction base)	1,129.9	628.1	89.1	120.2	194.6	224.1	**312.2**	**39.3%**	**3.5x**
Retail foreign currency bond sales	1,131.2	1,249.9	328.0	349.9	253.7	318.4	**234.6**	**-26.3%**	**-28.5%**

1. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

23

Retail related data (2) Retail client assets (trillions of yen) 140 122.8 118.6 117.7 115.2 Other 111.9 117.7 120 Foreign investment trusts 107.7 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency bonds 20 Equities 0 FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Jun Sep Dec Mar Jun Equities 66.3 75.7 69.9 72.4 79.2 75.7 76.4 Foreign currency bonds 6.0 6.1 6.1 6.4 6.2 6.1 6.1 Domestic bonds1 11.7 11.9 11.5 11.6 11.8 11.9 11.9 Stock investment trusts 8.8 9.1 9.1 9.3 9.5 9.1 9.1 Bond investment trusts 7.3 7.1 7.6 7.5 7.9 7.1 7.2 Foreign investment trusts 1.3 1.2 1.3 1.3 1.3 1.2 1.2 Other2 6.4 6.7 6.4 6.7 6.9 6.7 6.7 Total 107.7 117.7 111.9 115.2 122.8 117.7 118.6 24 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 1,000 1,000 500 500 0 0 -14 -37 -196 -115 -78 -306 -403 -500 -500 FY2017/18 FY2018/19 FY2016/17 FY2017/18 1Q 2Q 3Q 4Q 1Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 25

Retail related data (4) Number of accounts (thousands) FY2017/18 FY2017/18 FY2016/17 FY2018/19 Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,363 5,318 5,342 5,328 5,326 5,318 5,318 Equity holding accounts 2,836 2,822 2,821 2,832 2,800 2,822 2,823 Online service accounts1, 2 4,456 4,387 4,361 4,301 4,342 4,387 4,427 New Individual accounts / IT share2 Full year Quarter (thousands) FY2017/18 FY2018/19 FY2016/17 FY2017/18 1Q 2Q 3Q 4Q 1Q New individual accounts 231 231 52 53 60 66 58 IT share3 No. of orders 57% 67% 58% 60% 60% 78% 78% Transaction value 34% 43% 35% 38% 38% 56% 53% 1. Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q. 2. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services. 26 3. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services.

Asset Management related data (1) Full year Quarter FY2017/18 FY2018/19 FY2016/17 FY2017/18 QoQ YoY (billions of yen) 1Q 2Q 3Q 4Q 1Q Net revenue1 99.4 127.3 28.1 35.4 36.5 27.3 26.1 -4.5% -7.1% Non-interest expenses1 57.1 61.2 14.5 15.0 15.7 16.0 15.8 -1.3% 8.8% Income before income taxes1 42.3 66.2 13.6 20.5 20.8 11.3 10.3 -9.0% -24.2% Assets under management by company (trillions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Jun Sep Dec Mar Jun Nomura Asset Management 47.4 52.4 48.9 50.7 53.3 52.4 53.1 Nomura Funds Research and Technologies 2.8 2.8 2.9 2.9 2.9 2.8 -Nomura Corporate Research and Asset Management 2.4 2.7 2.6 2.8 2.8 2.7 2.8 Assets under management (gross) 2 52.6 57.8 54.4 56.4 59.1 57.8 55.9 Group company overlap 8.3 7.8 8.4 8.4 8.3 7.8 5.1 Assets under management (net) 3 44.4 50.0 46.1 48.0 50.7 50.0 50.8 1. Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies. 2. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures for June 2018 do not include Nomura Fund Research and Technologies. 27 3. Net after deducting duplications from assets under management (gross).

Asset Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2017/18 FY2018/19 (billions of yen) FY2016/17 FY2017/18 1Q 2Q 3Q 4Q 1Q Investment trusts business 1,590 3,131 316 886 773 1,156 263 of which ETFs 1,934 3,022 183 906 193 1,740 147 Investment advisory business 584 203 -86 96 -55 248 109 Total net asset inflow 2,174 3,334 230 982 718 1,404 372 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Jun Sep Dec Mar Jun Domestic public stock investment trusts Market 85.9 96.9 88.0 92.1 97.4 96.9 99.1 Nomura Asset Management share (%) 23% 25% 24% 24% 25% 25% 25% Domestic public bond investment trusts Market 12.8 12.3 13.4 13.1 13.8 12.3 12.6 Nomura Asset Management share (%) 44% 44% 43% 42% 44% 44% 44% ETF Market 23.3 32.5 24.8 27.5 30.8 32.5 34.2 Nomura Asset Management share (%) 45% 46% 45% 45% 45% 46% 45% 28 1. Based on assets under management (net). 2. Source Investment Trusts Association, Japan.

Wholesale related data Full year Quarter (billions of yen) FY2017/18 FY2018/19 FY2016/17 FY2017/18 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue 739.3 715.3 179.3 159.0 165.6 211.4 137.3 -35.1% -23.4% Non-interest expenses 577.8 614.7 154.0 142.0 151.6 167.2 144.7 -13.4% -6.0% Income before income taxes 161.4 100.6 25.4 17.0 14.0 44.2 -7.4 — Breakdown of Wholesale revenues1 Full year Quarter (billions of yen) FY2017/18 FY2018/19 FY2016/17 FY2017/18 QoQ YoY 1Q 2Q 3Q 4Q 1Q Fixed Income 401.7 341.6 93.8 75.5 76.7 95.7 57.7 -39.7% -38.5% Equities 232.3 261.6 58.5 57.9 60.9 84.4 54.5 -35.4% -6.8% Global Markets 634.1 603.2 152.2 133.3 137.6 180.0 112.2 -37.7% -26.3% Investment Banking 105.2 112.1 27.1 25.6 28.1 31.4 25.1 -20.0% -7.3% Net revenue 739.3 715.3 179.3 159.0 165.6 211.4 137.3 -35.1% -23.4% 29 1. FY2016/17 and FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.

Number of employees FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Jun Sep Dec Mar Jun Japan 16,227 15,819 16,903 16,706 16,583 15,819 16,474 Europe 3,026 3,057 3,013 3,047 3,054 3,057 3,030 Americas 2,314 2,362 2,325 2,348 2,349 2,362 2,364 Asia and Oceania1 6,619 6,810 6,673 6,756 6,786 6,810 6,873 Total 28,186 28,048 28,914 28,857 28,772 28,048 28,741 30 1. Includes Powai office in India.

Disclaimer This document is produced by Nomura Holdings, Inc. ( Nomura ). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make forward-looking statements within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission ( SEC ) that are available on Nomura s website (https://www.nomura.com/) and on the SEC s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc. www.nomura.com